U.S. SECURITIES AND EXCHANGE COMMISSION
								Washington, D.C.  20549

									FORM 10-SB

						   General Form for Registration of Securities of
								  Small Business Issuers

			     		Under Section 12(b) or (g) of the Securities Exchange Act of 1934



						  	VALCAPX ACQUISITION CORPORATION
						   	-------------------------------
						  	(Name of Small Business Issuer)




  						Nevada                                  95-4864172
					-------------------------------	--------------------------
     					(State or Other Jurisdiction of          I.R.S. Employer
					Incorporation or Organization)          Identification Number


					1522 West Manchester Ave. Los Angeles, California 90047
					------------------------------------------------------------
					(Address of Principal Executive Offices including Zip Code)


								  (323)971-6063 Ext. 10
							 	---------------------------
							     (Issuer's Telephone Number)



					Securities to be Registered Under Section 12(b) of the Act:

										None

					Securities to be Registered Under Section 12(g) of the Act:

							Common Stock, $.0001 Par Value per share

									(Title of Class)









<PAGE 2>

TABLE OF CONTENTS


PART I									Page

ITEM 1.   DESCRIPTION OF BUSINESS . . . . . . . . . . . . .     2

ITEM 2.   PLAN OF OPERATION. . . . . . . . . . . . . . . . .   10

ITEM 3.   DESCRIPTION OF PROPERTY. . . . . . . . . . . . . .   16

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN
          BENEFICIAL OWNERS AND MANAGEMENT . . . . . . . . .   16

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS. . . . . . . . . . . . . . . .   17

ITEM 6.   EXECUTIVE COMPENSATION . . . . . . . . . . . . . .   20

ITEM 7.   CERTAIN RELATIONSHIP AND
          RELATED TRANSACTIONS . . . . . . . . . . . . . . .   21

ITEM 8.   DESCRIPTION OF SECURITIES. . . . . . . . . . . . .   21

PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS . . . . . . . . . . . . . .. . . . . . . .   23

ITEM 2.   LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . .   24

ITEM 3.   CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
          ON ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . .   24

ITEM 4.   SALES OF UNREGISTERED SECURITIES. . . . . .   	   24

ITEM 5.   INDEMNIFIINTION OF DIRECTORS AND OFFICERS. . . . .   26

PART F/S

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . .   27





PART I.

ITEM 1.  BUSINESS.

     ValCapX Acquisition Corporation (the "Company") was incorporated on June 18, 2001 under the laws of the State of Nevada to engage
<PAGE 3>

in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders. Pursuant to the Articles of Incorporation, the Company is authorized to issue 25,000,000 shares of Common Stock at $.0001 par value. Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held. As of August 30, 2001, there are 4,630,000 shares of Common Stock outstanding.

      The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

      No assurances can be given that the Company will be successful in locating or negotiating with any target company.

      The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

      There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

      *     increased visibility in the financial community;
      * provision of information required under Rule 144 for trading of eligible securities;
      * compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;
      *     the facilitation of borrowing from financial institutions;
      *     improved trading efficiency;
      *     shareholder liquidity;
      *     greater ease in subsequently raising of capital;
      * compensation of key employees through stock options for which there may be a market valuation;
      *     enhanced corporate image.

      There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

      *     requirement for audited financial statements;
      *     required publication of corporate information;
      * required filings of periodic and episodic reports with the Securities and Exchange Commission;
      * increased rules and regulations governing management, corporate activities and shareholder relations.
<PAGE 4>

COMPARISON WITH INITIAL PUBLIC OFFERING

      Certain private companies may find a business combination more attractive than an initial public offering of their securities.
Reasons for this may include the following:

      *     inability to obtain underwriter;
      *     possible larger costs, fees and expenses;
      *     possible delays in the public offering process;
      *     greater dilution of their outstanding securities.

      Certain private companies may find a business combination less attractive than an initial public offering of their securities.
Reasons for this may include the following:

      *     no investment capital raised through a business combination;
      *     no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

      A business entity, if any, which may be interested in a business combination with the Company may include the following:

      * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

      * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

      * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

      * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

      * a foreign company which may wish an initial entry into the United States securities market;

      * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

      * a company seeking one or more of the other perceived benefits of becoming a public company.

      A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

<PAGE 5>

      No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

      The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The sole shareholder has distributed 30,000 shares of the Company's common stock as gift without any cash considerations to non-U.S. persons in reliance on Regulation S. The shares of common stock distributed in reliance on Regulation S will be escrowed and the Company will refuse to register or transfer any of the shares, during the one year distribution compliance period. The Company will not issue or sell additional shares or take any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company.

      The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

      Mark H. Rhynes is the sole officer and director of the Company and the controlling shareholder of the Company's sole shareholder, VACX Capital Corporation. The Company has no employees nor are there any other persons other than Mr. Rhynes who will devote any of their time to its affairs. Mr. Rhynes will not begin any services on behalf of the Company until after the effective date of the registration statement. All references herein to management of the Company are to Mr. Rhynes. The inability at any time of Mr.
Rhynes to devote sufficient attention to the Company could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company   As used herein, a "blank check" company is a
                        development stage company that has no
                        specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Combination    Normally a merger, stock-for-stock exchange
                        or stock-for-assets exchange between  a
                        target company and the Registrant or the
   <PAGE 6>
			 shareholders of the Registrant.

The Company or          The corporation whose common stock is the
the Registrant          subject of this Registration Statement.


Exchange Act            The Securities Exchange Act of 1934, as
                        amended.

Securities Act          The Securities Act of 1933, as amended.

RISK FACTORS

      The Company's business is subject to numerous risk factors, including the following:

      THE COMPANY HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS AND OPERATES AT A LOSS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S:
"FINANCIAL STATEMENTS". VACX Capital Corporation has agreed to pay all expenses incurred by the Company until a business combination without repayment by the Company. VACX Capital Corporation is the sole shareholder of the Company. There is no assurance that the Company will ever be profitable.

      COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. The Company's president, its sole officer, is Mark H. Rhynes who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its sole officer and director when selecting a target company. Mr. Rhynes anticipates devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until after the effective date of the registration statement. Mr. Rhynes has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key man life insurance on Mr. Rhynes. The loss of the services of Mr. Rhynes would adversely affect development of the Company's business and its likelihood of continuing operations.

      CONFLICTS OF INTEREST. Mr. Rhynes, the Company's president, participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of a business combination may include such terms as Mr. Rhynes remaining a director or officer of the Company. The terms of a
<PAGE 7>

business combination may provide for a payment by cash or otherwise to VACX Capital Corporation for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Rhynes would directly benefit from such employment or payment. Such benefits may influence Mr. Rhynes's choice of a target company. The Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such
indemnification.   See "ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

      THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. In the event the Company completes a business combination the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

      PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.


	THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS
OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers
<PAGE 8>

with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

      THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

      REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business
<PAGE 9>

combination with such a business entity might prove to be an unfavorable one for the Company.

      LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

      REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act could subject the Company to material adverse consequences.

      PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, VACX Capital Corporation, the sole shareholder of the Company, may agree to sell or transfer all or a portion of its Company's common stock so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

      POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

      TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such
<PAGE 10>

business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.  PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

      The Company has entered into an agreement with VACX Capital Corporation, the sole shareholder of the Company, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as the Company has effected a business combination. VACX Capital Corporation has agreed to pay all expenses of the Company without repayment until such time as a business combination is effected, without repayment. Mark H. Rhynes, who is the sole officer and director of the Company, is the sole officer and director and controlling shareholder of VACX Capital Corporation.

      VACX Capital Corporation may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The Company's agreement with VACX Capital Corporation is not exclusive and VACX Capital Corporation has entered or may enter into agreements with other companies similar to the Company on similar terms. VACX Capital Corporation may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

      VACX Capital Corporation owns 4,560,000 shares of the Company's common stock. On June 28, 2001 the Company issued to VACX Capital
Corporation 4,590,000 common shares of ValCapX Acquisition Corporation stock as reimbursement for organization cost paid by VACX Capital
Corporation. Mr. Rhynes is the controlling shareholder and sole director and officer of VACX Capital Corporation.

      VACX Capital Corporation anticipates that it will enter, into agreements with other consultants to assist it in locating a target company and may share its stock in the Company with or grant options on such stock to such referring consultants and may make payment to such consultants from its own resources. There is no minimum or maximum amount of stock, options, or cash that VACX Capital Corporation may grant or pay to such consultants. VACX Capital Corporation is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and the Company has no obligation to pay any costs incurred or negotiated by VACX Capital Corporation.

      VACX Capital Corporation may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and
<PAGE 11>

similar persons, the use of one or more World Wide Web sites and similar methods. If VACX Capital Corporation engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date VACX Capital Corporation has not utilized solicitation and expects to rely on consultants in the business and financial communities for referrals of potential target companies.

      Mark H. Rhynes is the sole officer of VACX Capital
Corporation and is also the Chairman, CEO and President of Herman, Alexis & Co., Inc. Herman, Alexis is a stock brokerage firm, a member of the National Association of Securities Dealers (NASD) and Securities investors Protection Corporation (SIPC). The Securities and Exchange Commission along with the NASD regulates stock Brokerage firms. Mr. Rhynes is in regular communication with numerous persons, including corporate officers, attorneys, accountants, financial advisors, broker, dealers, investment counselors, financial advisors and others. VACX Capital Corporation has contacts with many consultants, accountants, attorneys, brokers, investment bankers, businessmen, financial advisors and others who work with businesses, which may desire to go public. From time to time such contacts may refer their contacts, clients, acquaintances and others to VACX Capital Corporation.

MANAGEMENT OF THE COMPANY

      The Company has no full time employees. Mark H. Rhynes is the sole officer of the Company and its sole director. Mr. Rhynes is also the controlling shareholder of VACX Capital Corporation, the Company's sole shareholder. Mr. Rhynes, as President of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Rhynes and the potential demands of the Company's activities.

      The amount of time spent by Mr. Rhynes on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Rhynes will actually be required to spend to locate a suitable target company. Mr. Rhynes estimates that the business plan of the Company can be implemented by devoting approximately 10 to 20 hours per month over the course of several months but such figure cannot be stated with precision. Mr. Rhynes does not anticipate performing any services on behalf of the Company until after the effective date of the registration statement.

GENERAL BUSINESS PLAN

	The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.
<PAGE 12>

The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL
STATEMENTS."   This lack of diversification should be considered a
substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

      The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

      The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

      The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

      The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the
<PAGE 13>

perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

      The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained
within the required period of time.   The Company may reserve the
right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

      The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

      Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

      A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

      In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the
<PAGE 14>

Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

      It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

      While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

      With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

      The Company will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

      VACX Capital Corporation will pay all expenses in regard to its search for a suitable target company. The Company does not anticipate expending funds itself for locating a target company.
Mark H. Rhynes, the officer and director of the Company, will provide his services without charge or repayment by the Company after
<PAGE 15>

the effective date of the registration statement. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates. If VACX Capital Corporation stops or becomes unable to continue to pay the Company's operating expenses, the Company may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, the Company would seek alternative sources of funds or services, primarily through the issuance of its securities.

      The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

        As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and
(iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

        A prospective target company should be aware that the market price and trading volume of the Company's securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in the Company's securities following a business combination in deciding whether to enter into a transaction with such company.

        A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate
<PAGE 16>

infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

        Prior to completion of a business combination, the Company may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

      The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

      The Company currently maintains a mailing address at 1522 West Manchester Ave. Los Angeles, California 90047. The company pays no rent for the use of the mailing address.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.




<PAGE 17>

                                          Amount of
      Name and Address                    Beneficial       Percentage
      of Beneficial Owner                 Ownership         of Class
      -------------------                 -----------      ------------
      VACX Capital Corporation (1)         4,560,000            98.5%
      555 West 5th Street Floor 31
      Los Angeles, CA  90013

      Mark H. Rhynes (2)                   4,560,000            98.5%
      1522 W. Manchester Ave.
      Los Angeles, CA  90047

      All Executive Officers and
      Directors as a Group (1 Person)      4,560,000            98.5%

      (1) Mr. Rhynes is the controlling shareholder and sole director and officer of VACX Capital Corporation. VACX Capital Corporation serves as a marketing and consulting firm. VACX Capital Corporation has agreed to provide certain assistance to the Company in locating potential target companies, and to pay all costs of the Company until a business combination, without reimbursement. See "PLAN OF OPERATION General Business Plan".

      (2) As the controlling shareholder, sole director and officer of VACX Capital Corporation, Mr. Rhynes is deemed to be the beneficial owner of the common stock of the Company owned by VACX
Capital Corporation.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The Company has one Director and Officer as follows:

       Name                   Age         Positions and Offices Held
   ----------------------    ------        --------------------------

      Mark H. Rhynes          38          President, Secretary,Director

      There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

      Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

      Mark Herman Rhynes received a Bachelor of Arts Degree in Economics from the University of California at Irvine in 1990. From 1993-1998,
Mr. Rhynes was a Registered Representative with various stock brokerage firms in the Los Angeles area. He is currently the President, Chairman, CEO, and a Registered Representative of Herman, Alexis & Co., Inc. a



<PAGE 18>

Boutique Retail brokerage and Investment Banking firm. Mr. Rhynes currently owns (67%) of the common stock of Herman, Alexis & Co., Inc. Mr. Rhynes has held the current positions with Herman, Alexis & Co., Inc. since 1998.

PREVIOUS BLANK CHECK COMPANIES

      Mr. Rhynes has been involved with Globalsoft Acquisition Group, Inc. a blank check company.

CURRENT BLANK CHECK COMPANIES

      Mark H. Rhynes, the president of the Company, is currently involved in creating additional companies similar to this one. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

      Generally target companies will be located for the Company and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

      The following chart summarizes certain information concerning recent blank check companies with which Mr. Rhynes is or has been involved which filed a registration statement on Form 10-SB. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K describing the transaction. Reference is made to the Form 8-K,(if applicable),filed for any company listed below for detailed information concerning the business combination entered into by that company.



                              Registration Form/
                              Effective Date/
Corporation                   File Number           Status
--------------              -------------------  --------------------
Globalsoft Acquisition        Form 10-SB     Merger effected 08/20/2001
Group, Inc.      (1) 2/26/2001; 0-32391   Form 8-K12G3 filed 08/21/2001


<PAGE 19>

(1) Mr. Rhynes is the sole officer, director and a beneficial shareholder of Globalsoft Acquisition Group.



RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

      The Company has not engaged in any recent transactions involving a blank check Company.

CONFLICTS OF INTEREST

      Mark H. Rhynes, the Company's sole officer and director, has organized and expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. In addition, insofar as Mr. Rhynes is engaged in other business activities, he may devote only a portion of his time to the Company's affairs.

      A conflict may arise in the event that another blank check company with which Mr. Rhynes is affiliated also actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. However, Mr. Rhynes's beneficial and economic interest in all blank check companies with which he is currently involved is identical.

      Mr. Rhynes is the principal of Herman, Alexis & Co., Inc., a Stock brokerage firm located in Los Angeles, California. As such, demands may be placed on the time of Mr. Rhynes which will detract from the amount of time he is able to devote to the Company. Mr. Rhynes intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Rhynes would not attend to other matters prior to those of the Company. Mr. Rhynes estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 20 hours per month over the course of several months but such figure cannot be stated with precision.

      Mr. Rhynes is the president, director and controlling shareholder of VACX Capital Corporation, a California corporation, which is the sole shareholder of the Company. At the time of a business combination, some or all of the shares of common stock owned by VACX Capital Corporation may be purchased by the target
<PAGE 20>

company or retired by the Company. The amount of common stock sold or continued to be owned by VACX Capital Corporation cannot be determined at this time.

      The terms of business combination may include such terms as Mr. Rhynes remaining a director or officer of the Company and/or the continuing of other work of the Company being handled by Mr. Rhynes. The terms of a business combination may provide for a payment by cash or otherwise to VACX Capital Corporation for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a businesscombination. Mr. Rhynes would directly benefit from such employment or payment.
Such benefits may influence Mr. Rhynes's choice of a target company.

      The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

      There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

INVESTMENT COMPANY ACT OF 1940

      Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

      The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company, as the officer and director and controlling shareholder of VACX Capital Corporation and, possibly, as principal of Herman, Alexis & Co., Inc., which may perform Investment Banking services for the Company after the business combination. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
<PAGE 21>

AND CONTROL PERSONS Conflicts of Interest".

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      The Company issued a total of 4,590,000 shares of Common
Stock to the following persons for reimbursement of organization cost paid by Mark H. Rhynes. The Company also relied on exemption provided by
Section 4(2) of the Securities Act of 1933, as amended.

Name                        Number of Total Shares      Consideration
-----------------------     ----------------------      ---------------
VACX Capital Corporation       4,590,000                    $458.95

        Mr. Rhynes is the sole director, controlling shareholder and president of VACX Capital Corporation.

ITEM 8.  DESCRIPTION OF SECURITIES.

      The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $.0001 per share, of which there are 4,630,000 issued and outstanding. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

      Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

      Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

      Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company
<PAGE 22>

presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

      The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

      Following a business combination, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

      In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

      If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

      To have its securities quoted on the OTC Bulletin Board a company must:

      (1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

      (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

<PAGE 23>

	The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

      In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of the Company will be traded following a business combination.

TRANSFER AGENT

      The Company plans to utilize Corporate Stock Transfer, Inc., Denver, Colorado, 80209 (303)282-4800 to act as transfer agent for common stock of the Company.

                               PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

      The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      (i) that a broker or dealer approve a person's account for transactions in penny stocks and

      (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

      In order to approve a person's account for transactions in penny stocks, the broker or dealer must

      (i) obtain financial information and investment experience and objectives of the person; and

      (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be
<PAGE 24>

capable of evaluating the risks of transactions in penny stocks.

      The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

      (i) sets forth the basis on which the broker or dealer made the suitability determination and

      (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

      Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      (B)  HOLDERS.  There are 63 holders of the Company's Common
Stock.  The issued and outstanding shares of the Company's Common
Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 promulgated thereunder and Regulation S.

      (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

      There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

      The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      During the past year, the Company has issued securities
which were not registered as follows:
                                            Number of
 Date             Name                       Shares       Consideration

June 28, 2001    VACX Capital Corporation    4,590,000          $458.95


	The Company issued a total of 4,590,000 shares of Common


<PAGE 25>

Stock to VACX Capital Corporation for reimbursement of organization cost paid by Mark H. Rhynes. Mr. Rhynes is the sole director, controlling shareholder and president of VACX Capital Corporation. The Company also relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

	On June 29, 2001, The Company issued 20,000 shares of Common Stock each to two consultants for their services to the Company. The Company relied on exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the transfer of the total 40,000 shares.
On June 30, 2001 Mr. Rhynes gifted 30,000 shares of Common Stock to
60 non-U.S. persons for no cash or other consideration. These gifts did not constitute the sale of securities. Mr. Rhynes relied on exemption provided by Regulation S of the Securities Act of 1933, as amended, for the transfer of 30,000 shares of Common Stock to these non-U.S. persons. All of these shares are "restricted" shares as defined in Rule 144 and Regulation S under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, Regulation S, or otherwise, pursuant to the Act.

	The Company have made available to all shareholders all corporate documents.

	In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act of 1933, provided that certain conditions are met. Regulation S has two safe harbors.
One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for sharessold in reliance on Regulation S is one year. The Company has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, ensuring that each persons is a non-U.S. person with address in a foreign country and having each persons made representation to the Company certifying that he or she is not a U.S. person and is not acquiring the Securities for the account or

<PAGE 26>

benefit of a U.S. person other than persons who purchased Securities in transactions exempt from the registration requirements of the Securities Act; and also agrees only to sell the Securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of the Regulation.

	Two individuals who assisted the company in the gifting of shares in reliance on Regulation S are Peter A. Yanez and Dolby S.
Linwood. The criteria for the selection of the giftees are that they need to be non-U.S. persons and willing to certify that they are non-
U.S. persons and agree only to sell the securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of the Regulation.
Peter A. Yanez and Dolby S. Linwood assisted the company in gifting shares to non-U.S. persons in Argentina and Mexico. Mr. Yanez and Mr. Linwood are both fluent in the Spanish language. Mr. Yanez is also a Register Representative of Herman, Alexis & Co., Inc. and (10%) owner of Herman, Alexis & Co., Inc. Mr. Linwood is (23%) owner of
Herman, Alexis & Co., Inc. The Company has obligations to ensure that any state laws are not violated through the sale and resale of its securities. Mark H. Rhynes, President of the Company, understood and agreed that the securities of the Company issued to him are unregistered and restricted securities and may not be sold, transferred or otherwise disposed of unless registered or qualified under applicable state securities laws or an exemption therefrom is available.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      General Corporation Law of the State of Nevada provide does provisions for the Articles of incorporation to contain some provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Nevada, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Articles of Incorporation may contain such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE
SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE

FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND
EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC
POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                               PART F/S


<PAGE 27>

    FINANCIAL STATEMENTS.

      Set forth below are the audited financial statements for the Company for the period ended June 30, 2001. The following financial statements are attached to this report and filed as a part thereof.



                    VALCAPX ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)

                         FINANCIAL STATEMENTS

                        AS OF JUNE 30, 2001




                    VALCAPX ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)

                                CONTENTS




       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF JUNE 30, 2001

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE PERIOD
                     FROM JUNE 18, 2001 (INCEPTION) TO JUNE 30,2001

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDER'S
                     EQUITY FOR THE PERIOD FROM JUNE 18, 2001
                     (INCEPTION) TO JUNE 30, 2001

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE PERIOD FROM
                     JUNE 18, 2001 (INCEPTION) TO JUNE 20, 2001

       PAGES  6 -8 - NOTES TO FINANCIAL STATEMENTS AS OF
                     JUNE 30,2001












<PAGE 28>

INDEPENDENT AUDITORS' REPORT


	CHOI, DOW, IAN, HONG & LEE, CPA's
JUNG GIL CHOI	A PROFESSIONAL CORPORATION
ERNEST E. DOW	3435 WILSHIRE BLVD., SUITE 1700
DANIEL S. IAN	LOS ANGELES, CALIFORNIA 90010
SUNG HA HONG	TELEPHONE: (213) 365-1700
PAUL YUH P. LEE	FAX: (213) 365-1726




To the Board of Directors
Valcapx Acquisition Corporation
1522 W. Manchester Ave.
Los Angeles, CA 90047-5424


We have audited the accompanying balance sheet of Valcapx Acquisition Corporation (a development stage company) as of June 30, 2001, and the related statement of operations, changes in stockholders' equity, and cash flows for the period from June 18, 2001 (date of inception) to June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valcapx Acquisition Corporation as of June 30, 2001, and the result of its operations, and its cash flows for the period from June 18, 2001 to June 30, 2001 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has been in the development stage since its inception. Realization of the Company's assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.



August 6, 2001
Los Angeles, California
<PAGE 29>


                    VALCAPX ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET
                        AS OF June 30, 2001


                                ASSETS


OTHER ASSETS

	Organization cost - net of amortization		455

	     Total Assets				$	455



                 LIABILITIES AND STOCKHOLDER'S EQUITY



STOCKHOLDER'S EQUITY - Note 2

   Common Stock subscriptions, $0.0001 par value
   25,000,000 shares authorized, 4,630,000 subscribed  $ 463
   Deficit accumulated during development stage         (8)$	455

     Total Liabilities and Stockholder's Equity       $	455
























See accompanying notes to financial statements.
                                 -2-
<PAGE 30>


                   VALCAPX ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF OPERATIONS
                  FOR THE PERIOD FROM JUNE 18, 2001
                   (INCEPTION) TO JUNE 30, 2001



Net Sales					$	-

Operating Expenses					 8

Income from Operation					(8)

Other Income and (Expenses)				-

Income (Loss) before Income Tax			(8)

Provision for Income Tax				-

Net Income (Loss)				$	(8)


Deficit accumulated during the development
stage,			      June 18, 2001		-

Deficit accumulated during the development
Stage,			       June 30,2001	$	(8)


Per Share Information:

Weighted average number of common shares
Outstanding    -basic and fully diluted		-

(Loss)per share- basic and fully diluted	$	-











           See accompanying notes to financial statements.
                                  -3-





<PAGE 31>

                   VALCAPX ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CHANGES IN
                         STOCKHOLDER'S EQUITY
                  FOR THE PERIOD FROM JUNE 18, 2001
                   (INCEPTION) TO JUNE 18, 2001




                                                Deficit Accumulated
                                                       During
                        COMMON STOCK            Development stage
                      SHARES   AMOUNT                              Total

Common Stock
       June 18, 2001  4,630,000  $  463		   $		-     $ 463


Net loss for the year					       (8)      (8)

Balance June 30, 2001  4,630,000	$  463		   $	        (8)    $ 455






























           See accompanying notes to financial statements.
                                  -4-


<PAGE 32>

                    VALCAPX ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CASH FLOWS
                  FOR THE PERIOD FROM JUNE 18, 2001
                   (INCEPTION) TO JUNE 30, 2001


Cash flows from operating activities:


Net income(loss)                                             $   (8)
Adjustment to reconcile net income
to net cash provided by operating activities:
     Amortization expense			$     8


 	Net cash flow from operating activities              	     8


Cash flows from investing activities:

	Net cash used by investing activities			     -

Cash flows from financing activities:

 	Net cash provided by financing activities                 -

Net change in cash and cash equivalent				     -

CASH AND CASH EQUIVALENTS at June 18, 2001			     -

CASH AND CASH EQUIVALENTS at June 30, 2001			$    -


















           See accompanying notes to financial statements.
                                  -5-


<PAGE 33>

                    VALCAPX ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                        AS OF JUNE 30, 2001

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          A.  ORGANIZATION

          The Company was incorporated on June 18, 2001 in the State of Nevada. The Company is in the development stage And its intent is to locate suitable business ventures to acquire. The Company had no significant business activity to date.

          B.  CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of cash and other highly liquid debt instruments with and original maturity less than three months.

C.	INTANGIBLE ASSETS

The cost of intangible assets is amortized using the straight-line method over the estimated useful economic life. They are stated at cost less accumulated amortization. Organization costs are amortized over a 5 year period. The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified in the period presented.

D.	NET LOSS PER SHARE

Net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.

E.	USE OF ESTIMATES

The preparation of the Company's financial statement requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual result could differ from these estimates.

NOTE   2- STOCKHOLDERS' EQUITY

Total number of shares authorized at the inception is 25,000,000 shares. In June, The Company issued 4,630,000 shares of stock with $.0001 par value in exchange for the organization cost paid by shareholders.
<PAGE 34>

                    VALCAPX ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                        AS OF JUNE 30, 2001

NOTE  3 - GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates the continuation of the Company as going concern. As discussed in Note 1 the Company is in the development stage and the realization of its assets is dependent upon its ability to meet its future financial requirements, and the success of its future operations.

Management plans include obtaining additional equity financing and the acquisition of a suitable business venture to provide the opportunity for the Company to continue as a going concern.






































<PAGE 35>

NOTE 4 - AGREEMENT

          On June 28, 2001, the Company signed an agreement with VACX, a related entity). The Agreement calls for VACX to provide the following services, without reimbursement from the Company, until the Company enters into a business combination as described in Note 1A:

          1. Preparation and filing of required documents with the Securities and Exchange Commission.
          2.  Location and review of potential target companies.
          3. Payment of all corporate, organizational, and other costs incurred by the Company.


                               PART III

ITEM 1.  INDEX TO EXHIBITS.

        EXHIBIT NUMBER         DESCRIPTION

      3.1                     Articles of Incorporation

      3.2                     By-Laws

      3.3                     Specimen stock Articles

      10.1                    Agreement with VACX Capital Corporation

      10.2                    Shareholder agreement

      23.1                    Consent of Accountants




                              SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.


                  VALCAPX ACQUISITION CORPORATION


                  By: /s/ Mark H. Rhynes
			   --------------------------
                          Mark H. Rhynes, President





<PAGE 36>

EXHIBIT 3.1



ARTICLES OF INCORPORATION

OF
VALCAPX ACQUISTION CORPORATION


FIRST:	The name of this corporation is:

VALCAPX ACQUISITION CORPORATION


SECOND:   The address of the corporation's  initial resident agent
is located at 502 East John Street, Carson City, Nevada, 89706. The name of its resident agent is CSC Services of Nevada, Inc. at the above address.



THIRD: The nature of the business or objectives or purposes proposed may be organized under the General Corporation Law of the State of Nevada.

FOURTH: The total authorized capital stock of the corporation is 25,000,000 shares with a par value of $0.0001 each.

FIFTH: The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced less than on unless there is less than one stockholder.

The name and post office address of the first board of directors, which shall be two in number, is as follows:

NAME				POST OFFICE ADDRESS

Mark Herman Rhynes	1522 West Manchester Avenue
				Los Angeles, CA  90047


SIXTH: The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts or the corporation.

SEVENTH: The name and post office address of the incorporator signing the articles of incorporation is as follows:

NAME				POST OFFICE ADDRESS

B. Gould				502 East John Street
<PAGE 37>

Carson City, NV  89706

EIGHTH:  The corporation is to have perpetual existence.

NINTH: In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

TENTH:   Meetings of stockholders may be held outside of the State
of Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

ELEVENTH: This corporation reserves the right to amend, alter, change of repeal any provisions contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the sole incorporator herein before named for the purpose of forming a corporation pursuant to the General Corporation
Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that
<PAGE 36>

the facts herein stated are true, and accordingly have hereunto set my hand this eighteenth day of June, A.D. 2001.

/s/ B. Gould
---------------
Incorporator


[SEAL]


EXHIBIT 3.2

CERTIFICATE OF ACCEPTANCE
OF
APPOINTMENT OF RESIDENT AGENT
OF
VALCAPX ACQUISITION CORPORATION

I, B. Gould, Authorized Representative, on behalf of CSC Services of Nevada, Inc. hereby accepts appointment as Resident Agent of the above-named corporation.


/s/ B. Gould
-------------------------				June 18, 2001
Authorized Representative


EXHIBIT 3.3
<PAGE 38>

                    VALCAPX ACQUISITION CORPORATION

                               BY-LAWS

                              ARTICLE I

                           The Stockholders

 	SECTION 1.1. ANNUAL MEETING. The annual meeting of the stockholders of ValCapX Acquisition Corporation (the "Corporation") shall be held on the First Thursday in February of each year at 10:30 a.m. local time, or at such other date or time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, for the election of directors and for the transaction of such other business as may come before the meeting.

 	SECTION 1.2. SPECIAL MEETINGS. A special meeting of the stockholders may be called at any time by the written resolution or request of two-thirds or more of the members of the Board of Directors, the president, or any executive vice president and shall be called upon the written request of the holders of two-thirds or more in amount, of each class or series of the capital stock of the Corporation entitled to vote at such meeting on the matters(s) that are the subject of the proposed meeting, such written request in
<PAGE 37>

each case to specify the purpose or purposes for which such meeting shall be called, and with respect to stockholder proposals, shall further comply with the requirements of this Article.

 	SECTION 1.3. NOTICE OF MEETINGS. Written notice of each meeting of stockholders, whether annual or special, stating the date, hour and place where it is to be held, shall be served either personally or by mail, not less than fifteen nor more than sixty days beforethe meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their stock, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service, postage or delivery fee prepaid, and shall be directed to each such stockholder at his address, as it appears on the records of the stockholders of the Corporation, unless he shall have previously filed with the secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

 	SECTION 1.4. FIXING DATE OF RECORD. (a) In order that the Corporation may determine the stockholders entitled to notice of or
<PAGE 39>

to vote at any meeting of stockholders, or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

       (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (to the extent that such action by written consent is permitted by law, the Articles of Incorporation or these By-Laws), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of
<PAGE 38>

Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in its state of incorporation, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

       (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the
<PAGE 40>

record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

 	SECTION 1.5. INSPECTORS. At each meeting of the stockholders, the polls shall be opened and closed and the proxies and ballots shall be received and be taken in charge. All questions touching on the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by one or more inspectors. Such inspectors shall be appointed by the Board of Directors before or at the meeting, or, if no such appointment shall have been made, then by the presiding officer at the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse or be unable to serve, inspectors in place of any so failing to attend or refusing or unable to serve shall be appointed in like manner.

 	SECTION 1.6. QUORUM. At any meeting of the stockholders, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed in accordance with these By-Laws for an annual or special meeting, a majority in interest of the stockholders present
<PAGE 39>

in person or by proxy may adjourn, from time to time, without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

 	SECTION 1.7. BUSINESS. The chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall call meetings of the stockholders to order, and shall act as chairman of such meeting; provided, however, that the Board of Directors or executive committee may appoint any stockholder to act as chairman of any meeting in the absence of the chairman of the Board. The secretary of the Corporation shall act as secretary at all meetings of the stockholders, but in the absence of the secretary at any meeting of the stockholders, the presiding officer may appoint any person to act as secretary of the meeting.

 	SECTION 1.8. STOCKHOLDER PROPOSALS. No proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the secretary of the Corporation with written notice of
<PAGE 41>

intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities that he holds of record and that he holds beneficially, the text of the proposal to be presented to the meeting and a statement in support of the proposal.

Any stockholder who was a stockholder of record on the applicable record date may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the secretary prior to the date set forth herein above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees, but in connection with such reports, no new business proposed by a stockholder, shall be acted upon at such annual meeting unless stated and filed as herein provided.

Notwithstanding any other provision of these By-Laws, the Corporation shall be under no obligation to include any stockholder proposal in its proxy statement materials or otherwise present any such proposal to stockholders at a special or annual meeting of stockholders if the Board of Directors reasonably believes the proponents thereof have not complied with Sections 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder; nor shall the Corporation be required to include any stockholder proposal not required to be included in its
<PAGE 40>

proxy materials to stockholders in accordance with any such section, rule or regulation.

 	SECTION 1.9. PROXIES. At all meetings of stockholders, a stockholder entitled to vote may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

       SECTION 1.10. VOTING BY BALLOT. The votes for directors, and upon the demand of any stockholder or when required by law, the votes upon any question before the meeting, shall be by ballot.

	SECTION 1.11. VOTING LISTS. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of stock registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary
<PAGE 42>

business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

 	SECTION 1.12. PLACE OF MEETING. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or any special meeting called by the Board of Directors. If no designation is made or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

	SECTION 1.13. VOTING OF STOCK OF CERTAIN HOLDERS. Shares of capital stock of the Corporation standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Shares of capital stock of the Corporation standing in the name of a deceased person, a minor ward or an incompetent person may be voted by his administrator, executor, court-appointed guardian or conservator, either in person or by proxy, without a transfer of such stock into the name of such administrator, executor, court-appointed guardian or conservator. Shares of capital stock of the Corporation standing in the name of a trustee may be voted by him, either in person or by proxy.

Shares of capital stock of the Corporation standing in the name of
<PAGE 41>

a receiver may be voted, either in person or by proxy, by such receiver, and stock held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in any appropriate order of the court by which such receiver was appointed.

A stockholder whose stock is pledged shall be entitled to vote such stock, either in person or by proxy, until the stock has been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote, either in person or by proxy, the stock so transferred.

Shares of its own capital stock belonging to this Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding stock at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding stock at any given time.

                              ARTICLE II

<PAGE 43>

			Board of Directors

	SECTION 2.1. GENERAL POWERS. The business, affairs, and the property of the Corporation shall be managed and controlled by the Board of Directors (the "Board"), and, except as otherwise expressly provided by law, the Articles of Incorporation or these By-Laws, all of the powers of the Corporation shall be vested in the Board.

       SECTION 2.2. NUMBER OF DIRECTORS. The number of directors which shall constitute the whole Board shall be not fewer than one nor more than five. Within the limits above specified, the number of directors shall be determined by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office.

       SECTION 2.3. ELECTION, TERM AND REMOVAL. Directors shall be elected at the annual meeting of stockholders to succeed those directors whose terms have expired. Each director shall hold office for the term for which elected and until his or her successor shall be elected and qualified. Directors need not be stockholders. A director may be removed from office at a meeting expressly called for that purpose by the vote of not less than a majority of the outstanding capital stock entitled to vote at an election of directors.

 	SECTION 2.4. VACANCIES. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum; except that vacancies resulting from removal from office by a vote of the stockholders may be filled by the stockholders at the same meeting at which such removal occurs provided that the holders of not less than a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote for the election of directors,
<PAGE 42>

voting together as a single class, shall vote for each replacement director. All directors elected to fill vacancies shall hold office for a term expiring at the time of the next annual meeting of stockholders and upon election and qualification of his successor. No decrease in the number of directors constituting the Board of Directors shall shorten the term of an incumbent director.

       SECTION 2.5. RESIGNATIONS. Any director of the Corporation may resign at any time by giving written notice to the president or to the secretary of the Corporation. The resignation of any director shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

 	SECTION 2.6. PLACE OF MEETINGS, ETC. The Board of Directors may hold its meetings, and may have an office and keep the books of the Corporation (except as otherwise may be provided for by law), in such place or places in or outside the state of incorporation as the Board from time to time may determine.
<PAGE 44>

 	SECTION 2.7. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held as soon as practicable after adjournment of the annual meeting of stockholders at such time and place as the Board of Directors may fix. No notice shall be required for any such regular meeting of the Board.

 	SECTION 2.8. SPECIAL MEETINGS. Special meetings of the Board of Directors shall be held at places and times fixed by resolution of the Board of Directors, or upon call of the chairman of the Board, if any, or vice-chairman of the Board, if any, the president, an executive vice president or two-thirds of the directors then in office.

The secretary or officer performing the secretary's duties shall give not less than twenty-four hours' notice by letter, telegraph or telephone (or in person) of all special meetings of the Board of Directors, provided that notice need not given of the annual meeting or of regular meetings held at times and places fixed by resolution of the Board. Meetings may be held at any time without notice if all of the directors are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board need not state the purpose of the meeting.

 	SECTION 2.9. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors of the Corporation, or any committee thereof, may participate in a regular or special or any other meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

       SECTION 2.10. ACTION BY WRITTEN CONSENT. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if prior or subsequent to such action all the members of the Board or such committee, as the case may be, consent thereto in
<PAGE 43>

writing, and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

       SECTION 2.11. QUORUM. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time.

 	SECTION 2.12. BUSINESS. Business shall be transacted at meetings of the Board of Directors in such order as the Board may determine. At all meetings of the Board of Directors, the chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall preside.

 	SECTION 2.13. INTEREST OF DIRECTORS IN CONTRACTS. (a) No contract or transaction between the Corporation and one or more of
<PAGE 45>

its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

       (1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

       (2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

       (3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors or the stockholders.

       (b) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

 SECTION 2.14.  COMPENSATION OF DIRECTORS.  Each director of the
Corporation who is not a salaried officer or employee of the Corporation, or of a subsidiary of the Corporation, shall receive such allowances for serving as a director and such fees for attendance at meetings of the Board of Directors or the executive committee or any other committee appointed by the Board as the Board may from time to time determine.

       SECTION 2.15. LOANS TO OFFICERS OR EMPLOYEES. The Board of Directors may lend money to, guarantee any obligation of, or otherwise assist, any officer or other employee of the Corporation or of any subsidiary, whether or not such officer or employee is also a director of the Corporation, whenever, in the judgment of the directors, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation; provided, however, that any such loan, guarantee, or other assistance given to an officer or employee who is also a director of the Corporation must be authorized by a majority of the entire Board of Directors. Any such loan, guarantee, or other assistance may be made with or without
<PAGE 46>

interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, but not limited to, a pledge of shares of the Corporation, and may be made upon such other terms and conditions as the Board of Directors may determine.

 	SECTION 2.16. NOMINATION. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Corporation not later than (i) with respect to an election to be held at an annual meeting of stockholders, the close of business on the last day of the eighth month after the immediately preceding annual meeting of stockholders, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the fifth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors, and; (e) the consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer at the meeting may
<PAGE 45>

refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

                             ARTICLE III

                              Committees

       SECTION 3.1. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the number of directors then fixed by these By-Laws or resolution thereto, may establish such standing or special committees of the Board as it may deem advisable, and the members, terms, and authority of such committees shall be set forth in the resolutions establishing such committee.

<PAGE 47>

	SECTION 3.2. EXECUTIVE COMMITTEE NUMBER AND TERM OF OFFICE. The Board of Directors may, at any meeting, by majority vote of the Board of Directors, elect from the directors an executive committee. The executive committee shall consist of such number of members as may be fixed from time to time by resolution of the Board of Directors. The Board of Directors may designate a chairman of the committee who shall preside at all meetings thereof, and the committee shall designate a member thereof to preside in the absence of the chairman.

 	SECTION 3.3. EXECUTIVE COMMITTEE POWERS. The executive committee may, while the Board of Directors is not in session, exercise all or any of the powers of the Board of Directors in all cases in which specific directions shall not have been given by the Board of Directors; except that the executive committee shall not have the power or authority of the Board of Directors to (i) amend the Articles of Incorporation or the By-Laws of the Corporation, (ii) fill vacancies on the Board of Directors, (iii) adopt an agreement or certification of ownership, merger or consolidation, (iv) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, or a dissolution of the Corporation or a revocation of a dissolution, (v) declare a dividend, or (vi) authorize the issuance of stock.

 	SECTION 3.4. EXECUTIVE COMMITTEE MEETINGS. Regular and special meetings of the executive committee may be called and held subject to the same requirements with respect to time, place and notice as are specified in these By-Laws for regular and special meetings of the Board of Directors. Special meetings of the executive committee may be called by any member thereof. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special or regular meeting of the executive meeting if a quorum is present. At any meeting at which every member of the executive committee shall be present, in person or by telephone, even though without any notice, any business may be transacted. All action by the executive committee shall be reported to the Board of Directors at its meeting next succeeding such action.

 The executive committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors, but in every case the presence of a majority
<PAGE 46>

of the total number of members of the executive committee shall be necessary to constitute a quorum. In every case, the affirmative vote of a quorum shall be necessary for the adoption of any resolution.

 	SECTION 3.5. EXECUTIVE COMMITTEE VACANCIES.  The Board of
Directors, by majority vote of the Board of Directors then in office, shall fill vacancies in the executive committee by election from the directors.


                              ARTICLE IV

<PAGE 48>

	                The Officers

 	SECTION 4.1. NUMBER AND TERM OF OFFICE. The officers of the Corporation shall consist of, as the Board of Directors may determine and appoint from time to time, a chief executive officer, a president, one or more executive vice-presidents, a secretary, a treasurer, a controller, and/or such other officers as may from time to time be elected or appointed by the Board of Directors, including such additional vice-presidents with such designations, if any, as may be determined by the Board of Directors and such assistant secretaries and assistant treasurers. In addition, the Board of Directors may elect a chairman of the Board and may also elect a vice-chairman as officers of the Corporation. Any two or more offices may be held by the same person. In its discretion, the Board of Directors may leave unfilled any office except as may be required by law.

 The officers of the Corporation shall be elected or appointed from time to time by the Board of Directors. Each officer shall hold office until his successor shall have been duly elected or appointed or until his death or until he shall resign or shall have been removed by the Board of Directors.

Each of the salaried officers of the Corporation shall devote his entire time, skill and energy to the business of the Corporation, unless the contrary is expressly consented to by the Board of Directors or the executive committee.

 	SECTION 4.2. REMOVAL. Any officer may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation would be served thereby.

 	SECTION 4.3. THE CHAIRMAN OF THE BOARD. The chairman of the Board, if any, shall preside at all meetings of stockholders and of the Board of Directors and shall have such other authority and perform such other duties as are prescribed by law, by these By-Laws and by the Board of Directors. The Board of Directors may designate the chairman of the Board as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.



	SECTION 4.4. THE VICE-CHAIRMAN. The vice-chairman, if any, shall have such authority and perform such other duties as are prescribed by these By-Laws and by the Board of Directors. In the absence or inability to act of the chairman of the Board and the president, he shall preside at the meetings of the stockholders and of the Board of Directors and shall have and exercise all of the powers and duties of the chairman of the Board. The Board of Directors may designate the vice-chairman as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.
<PAGE 49>

 	SECTION 4.5. THE PRESIDENT. The president shall have such authority and perform such duties as are prescribed by law, by these By-Laws, by the Board of Directors and by the chief executive officer (if the president is not the chief executive officer). The president, if there is no chairman of the Board, or in the absence or the inability to act of the chairman of the Board, shall preside at all meetings of stockholders and of the Board of Directors. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

 	SECTION 4.6. THE CHIEF EXECUTIVE OFFICER. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer. The chief executive officer of the Corporation shall have, subject to the supervision and direction of the Board of Directors, general supervision of the business, property and affairs of the Corporation, including the power to appoint and discharge agents and employees, and the powers vested in him by the Board of Directors, by law or by these By-Laws or which usually attach or pertain to such office.

 SECTION 4.7. THE EXECUTIVE VICE-PRESIDENTS. In the absence of the chairman of the Board, if any, the president and the vice-chairman, if any, or in the event of their inability or refusal to act, the executive vice-president (or in the event there is more than one executive vice-president, the executive vice-presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the chairman of the Board, of the president and of the vice-chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman of the Board, the president and the vice-chairman. Any executive vice-president may sign, with the secretary or an authorized assistant secretary, Articles for stock of the Corporation and shall perform such other duties as from time to time may be assigned to him by the chairman of the Board, the president, the vice-chairman, the Board of Directors or these By-Laws.

 SECTION 4.8. THE VICE-PRESIDENTS. The vice-presidents, if any, shall perform such duties as may be assigned to them from time to time by the chairman of the Board, the president, the vice-chairman, the Board of Directors, or these By-Laws.

 SECTION 4.9. THE TREASURER. Subject to the direction of chief executive officer and the Board of Directors, the treasurer shall have charge and custody of all the funds and securities of the Corporation; when necessary or proper he shall endorse for collection, or cause to be endorsed, on behalf of the Corporation, checks, notes and other obligations, and shall cause the deposit of the same to the credit of the Corporation in such bank or banks or depositary as the Board of Directors may designate or as the Board of Directors by resolution may authorize; he shall sign all receipts
<PAGE 50>

and vouchers for payments made to the Corporation other than routine receipts and vouchers, the signing of which he may delegate; he shall sign all checks made by the Corporation (provided, however, that the Board of Directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositories shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign); unless otherwise provided by resolution of the Board of Directors, he shall sign with an officer-director all bills of exchange and promissory notes of the Corporation; whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly full and accurate account of the Corporation in books of the Corporation to be kept by him for that purpose; he shall, at all reasonable times, exhibit his books and accounts to any director of the Corporation upon application at his office during business hours; and he shall perform all acts incident to the position of treasurer. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sure ties as the Board of Directors may require.

 SECTION 4.10. THE SECRETARY. The secretary shall keep the minutes of all meetings of the Board of Directors, the minutes of all meetings of the stockholders and (unless otherwise directed by the Board of Directors) the minutes of all committees, in books provided for that purpose; he shall attend to the giving and serving of all notices of the Corporation; he may sign with an officer-director or any other duly authorized person, in the name of the Corporation, all contracts authorized by the Board of Directors or by the executive committee, and, when so ordered by the Board of Directors or the executive committee, he shall affix the seal of the Corporation thereto; he may sign with the president or an executive vice-president all Articles of shares of the capital stock; he shall have charge of the Articles books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or the executive committee may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the secretary's office during business hours; and he shall in general perform all the duties incident to the office of the secretary, subject to the control of the chief executive officer and the Board of Directors.

 SECTION 4.11. THE CONTROLLER. The controller shall be the chief accounting officer of the Corporation. Subject to the supervision of the Board of Directors, the chief executive officer and the treasurer, the controller shall provide for and maintain adequate records of all assets, liabilities and transactions of the Corporation, shall see that accurate audits of the Corporation's affairs are currently and adequately made and shall perform such other duties as from time to time may be assigned to him.

 SECTION 4.12. THE ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The assistant treasurers shall respectively, if required by the
<PAGE 51>

Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors may determine. The assistant secretaries as thereunto authorized by the Board of Directors may sign with the chairman of the Board, the president, the vice-chairman or an executive vice-president, Articles for stock of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or chief executive officer, the Board of Directors, or these By-Laws.

 	SECTION 4.13. SALARIES. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

 	SECTION 4.14. VOTING UPON STOCKS. Unless otherwise ordered by the Board of Directors or by the executive committee, any officer, director or any person or persons appointed in writing by any of them, shall have full power and authority in behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise any and all the rights and powers incident to the ownership of such stock, and which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors may confer like powers upon any other person or persons.


                              ARTICLE V

                         Contracts and Loans

 	SECTION 5.1. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

 	SECTION 5.2. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors.
Such authority may be general or confined to specific instances.


                             ARTICLE VI

              Articles for Stock and Their Transfer

 SECTION 6.1. ARTICLESS FOR STOCK. Articles representing stock of the Corporation shall be in such form as may be determined by the Board of Directors. Such Articles shall be signed by the chairman of the Board, the president, the vice-chairman or an executive vice-president and/or by the secretary or an authorized
<PAGE 52>

assistant secretary and shall be sealed with the seal of the Corporation. The seal may be a facsimile. If a stock Articles is countersigned (i) by a transfer agent other than the Corporation or its employee, or (ii) by a registrar other than the Corporation or its employee, any other signature on the Articles may be a facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a Articles shall have ceased to be such officer, transfer agent, or registrar before such Articles is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. All Articles for stock shall be consecutively numbered or otherwise identified. The name of the person to whom the shares of stock represented thereby are issued, with the number of shares of stock and date of issue, shall be entered on the books of the Corporation. All Articles surrendered to the Corporation for transfer shall be canceled and no new Articles shall be issued until the former Articles for a like number of shares of stock shall have been surrendered and canceled, except that, in the event of a lost, destroyed or mutilated Articles, a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

 	SECTION 6.2. TRANSFERS OF STOCK. Transfers of stock of the Corporation shall be made only on the books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the Corporation, and on surrender for cancellation of the Articles for such stock. The person in whose name stock stands on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.


                             ARTICLE VII

                             Calendar Year

 SECTION 7.1. CALENDAR YEAR. The Calendar year of the Corporation shall begin on the first day of January in each year and end on the last day of December in each year.


                             ARTICLE VIII

                                 Seal


 SECTION 8.1. SEAL. The Board of Directors shall approve a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation.


                              ARTICLE IX

<PAGE 53>

			Waiver of Notice

 SECTION 9.1. WAIVER OF NOTICE. Whenever any notice is required to be given under the provisions of these By-Laws or under the provisions of the Articles of Incorporation or under the provisions of the corporation law of the state of incorporation, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of any person at a meeting for which any notice is required to be given under the provisions of these By-Laws, the Articles of Incorporation or the corporation law of the state of incorporation shall constitute a waiver of notice of such meeting except when the person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.


                              ARTICLE X

                              Amendments

    	SECTION 10.1. AMENDMENTS. These By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any meeting of the Board of Directors of the Corporation by the affirmative vote of a majority of the members of the Board, or by the affirmative vote of a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote generally in the election of directors, voting together as a single class.


                               ARTICLE XI

                            Indemnification

    	SECTION 11.1.  INDEMNIFICATION.  The Corporation shall
   indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time.



                                 [END]
   EXHIBIT 3.4


Number                                                   Shares

          Incorporated under the laws of the state of Nevada

                     VALCAPX ACQUISITION CORPORATION

                 Authorized to issue 25,000,000 shares
<PAGE 54>
25,000,000 common shares
par value $.0001 each

   This certifies that _______________________________ is the owner of_____________________ fully paid and non-assessable Shares of the Common Shares of VALCAPX ACQUISITION CORPORATION

   transferrable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Articles properly endorsed.

          IN WITNESS WHEREOF, the said Corporation has caused this Articles to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation this ________ day of ____________A.D. _____

                             _____________________________________
                                                         President
                                 [SEAL]

                  (Reverse side of stock Articles)

          The following abbreviations, when used in the inscription on the face of this Articles, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

          TEN COM               --as tenants in common
          TEN ENT               --as tenants by the entireties
          JT TEN         --as joint tenants with right of
                                survivorship and not as
                                tenants in common
          UNIF GIFT MIN ACT      -- ____________Custodian
                             _________(Minor)
             under Uniform Gifts to Minors Act
   _______________(State)

          For value received, the undersigned hereby sells, assigns and transfers unto _____________________________
   (please insert social security or other identifying number of assignee) _________________________________________

   ____________________________________________________________________
   (please print or typewrite name and address of assignee)


   _____________________________ Shares represented by the
   within Articles, and hereby irrevocably constitutes and appoints ____________________ Attorney to transfer the said shares on the books of the within-named Corporation with full power of substitution in the premises.

          Dated, _______________________________
<PAGE 55>

                 ___________________________________
   In presence of
   _______________________________________


   NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Articles in every particular without alteration or enlargement, or any change whatever.

   EXHIBIT 10.1


         AGREEMENT between VACX CAPITAL CORPORATION ("VACX") and
   VALCAPX ACQUISITION CORPORATION (the "Company").

          WHEREAS The Company is a development stage company that has no specific business plan and intends to merge, acquire or otherwise combine with an unidentified company
   (the "Business Combination");

          WHEREAS VACX is a shareholder of the Company and desires that the Company locate a suitable target company for a Business Combination;

          WHEREAS the Company desires that VACX assist it in locating a suitable target company for a Business Combination;

          NOW THEREFORE, it is agreed:

           1.00  ACTIONS BY VACX.  VACX agrees to assist in:

          1.01 The preparation and filing with the Securities and Exchange Commission of a registration statement on Form
   10-SB for the common stock of the Company;

          1.02 The location and review of potential target companies for a business combination and the introduction of potential candidates to the Company;

          1.03 The preparation and filing with the Securities and Exchange Commission of all required filings under the Securities Exchange Act of 1934 until the Company enters into a business combination;

          2.00   PAYMENT OF THE COMPANY EXPENSES.  VACX agrees to

   pay on behalf of the Company all corporate, organizational and other costs incurred or accrued by the Company until effectiveness of a business combination. VACX understands and agrees that it will not be reimbursed for any payments made by it on behalf of the Company.

          3.00   INDEPENDENT CONSULTANT.   VACX is not now, and
   shall not be, authorized to enter into any agreements,
<PAGE 56>

   contracts or understandings on behalf of the Company and VACX is not, and shall not be deemed to be, an agent of the Company.

          4.00   USE OF OTHER CONSULTANTS. The Company
   understands and agrees that VACX intends to work with consultants, brokers, bankers, or others to assist it in locating business entities suitable for a business combination and that VACX may share with such consultants or others, in its sole discretion, all or any portion of its stock in the Company and may make payments to such consultants from its own resources for their services. The Company shall have no responsibility for all or any portion of such payments.

          5.00 VACX EXPENSES. VACX will bear its own expenses incurred in regard to its actions under this agreement.

          6.00 ARBITRATION. The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the District of Columbia.

          7.00 COVENANT OF FURTHER ASSURANCES. The parties agree to take any further actions and to execute any further documents which may from time to time be necessary or appropriate to carry out the purposes of this agreement.

          8.00   EFFECTIVE DATE.   The effective date of this
    agreement is as of June 28, 2001.

          IN WITNESS WHEREOF, the parties have approved and executed this agreement.


   VACX CAPITAL CORPORATION


   _____________________________________
   President


   VALCAPX ACQUISITION CORPORATION



   __________________________________
   President

   EXHIBIT 10.2

VACX CAPITAL CORPORATION
<PAGE 57>

C/O Mark H. Rhynes
555 West 5th Street Floor 31
Los Angeles, California  90013


   ValCapX Acquisition Corporation
   1522 West Manchester Ave.
   Los Angeles, CA  90047

   Re:   Shareholder Agreement with ValCapX Acquisition Corporation

   Gentlemen:

   In consideration of the sale of the shares of Common Stock of ValCapX Acquisition Corporation (the "Company") to the undersigned (the "Holder"), the Holder hereby represents, warrants, covenants and agrees, for the benefit of the Company and any holders of record (the "third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, $.0001 par value (the "Stock") at the date hereof, excluding stock gifted prior to agreement date, and during the pendency of this letter agreement, that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of Stock of the Company owned beneficially or otherwise by the Holder except in connection with or following completion of a merger, acquisition or other transaction of or by the Company meeting the definition of a business combination as defined in the Company's registration statement on Form 10-SB or otherwise complying with the purposes of the Company as set out in the registration statement.

          Any attempted sale, transfer or other disposition in violation of this letter agreement shall be null and void.


   The Holder further agrees that the Company (i) may instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the Articles(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this letter agreement and (iii) may issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

   This letter agreement shall be binding upon the Holder, its agents, heirs, successors, assigns and beneficiaries.

   Any waiver by the Company of any of the terms and conditions
<PAGE 58>

   of this letter agreement in any instance shall be in writing and shall be duly executed by the Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

          Agreed and accepted this 28th day of JUNE, 2001.


                        THE HOLDER


                                 By: _____________________________
                                      President

EXHIBIT 23.1

           CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


   We hereby consent to the use in the Form 10-SB Registration
   Statement, of ValCapX Acquisition Corporation our report as of and for the period ended June 30, 2001 dated August 6, 2001 relating to the financial statements of ValCapX
   Acquisition Corporation which appears in such Form 10-SB.


                                     Choi,Dow,Hung,Lee
				       ---------------------------
                                     Certified Public Accountants
   Los Angeles, California
   -----------------------
   August 6, 2001